Law Offices		March 28, 2013
1500 K Street N. W.
Suite 1100
Washington, D.C.
20005-1209
Via EDGAR
(202) 842-8800
(202) 842-8465 fax		Securities and Exchange Commission
www.drinkerbiddle.com		100 F Street, N.E.
Washington, DC 20549
CALIFORNIA
DELAWARE
ILLINOIS
NEW JERSEY	Re:	Principal Exchange-Traded Funds, et al.
NEW YORK		Amendment No. 1 to Application for an order under Section 6(c) of the
PENNSYLVANIA		Investment Company Act of 1940, as amended (“1940 Act”), for an
WASHINGTON D.C.		exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act
WISCONSIN		and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the
1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940
Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from
Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act
File No. 812-14136

Ladies and Gentlemen:

On behalf of Principal Exchange-Traded Funds (the “Trust”), Principal
Management Corporation and Principal Funds Distributor, Inc. (the “Applicants”), we
transmit herewith for filing with the Securities and Exchange Commission (the
“Commission”) the Applicants’ above-referenced Application Amendment No. 1 for an exemptive order of the Commission that would permit the Trust to create and operate actively-managed exchange-traded series of the Trust. The Amendment is being filed for the sole purpose of correcting the EDGAR identifiers in the original Application, which was filed on March 22, 2013 (Accession No. 0000898745-13-000358), that inadvertently was filed only for Principal Exchange-Traded Funds and not for the two co-Applicants
named above.

Please call me at 202-230-5425 or John W. Blouch of this office at 202-230-5420 if you have any questions.

Established 1849

Securities and Exchange Commission
March 28, 2013

Very truly yours,
/s/ Bruce W. Dunne
Bruce W. Dunne
Attachment